Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

January 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention: Jeffrey W. Long

Re:	Jacob Funds, Inc. (the “Company”)
File Nos.: 333-82865 and 811-09447

On behalf of the Company, the following are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission that were conveyed via telephone or videoconference on September 30, 2024, November 7, 2024, and November 15, 2024. The comments related to the Staff’s review of the Company’s annual shareholder report for the fiscal year ended August 31, 2023 (the “Annual Report”), and semi-annual shareholder report for the reporting period ended February 29, 2024 (the “Semi-Annual Report”). Each comment is summarized below, followed by the Company’s response to the comment.

Comment 1: The Staff notes that, under the Investment Advisory Agreement between the Company, on behalf of the Jacob Forward ETF series of the Company (the “Forward ETF”), and Jacob Asset Management of New York LLC (the “Adviser” and such agreement, the “Advisory Agreement”), the Adviser is responsible for paying all of the ordinary operating expenses of the Forward ETF, with certain exceptions, while the Forward ETF bears the cost of the management fee paid to the Adviser and certain other expenses (the “unified fee arrangement”). As disclosed in Note 10 to the Notes to the Financial Statements (Advisor Obligations) in the Semi-Annual Report, the Staff notes that the Adviser had past-due expenses to certain service providers under the unified fee arrangement as of February 29, 2024 (the “Adviser Expenses”).

With respect to the Adviser Expenses, please identify the amounts outstanding for each service provider and how long such amounts have been past due. In addition, please provide information about the expected settlement of the amounts outstanding, as available, as well as with respect to communications with the service providers regarding the amounts.

Response: As of October 17, 2024, the Adviser had no amounts past due (i.e., more than 30 days outstanding) for any service provider to the Forward ETF under the unified fee arrangement. The Adviser had communicated with the applicable service providers of the Forward ETF regarding the Adviser Expenses on a periodic basis.

Comment 2: It appears that the service provider agreements for the Forward ETF are between the Forward ETF and each of the respective service providers, without the Adviser being named as a party, which the Staff notes is a typical agreement structure as there is often a separate agreement between a fund and the adviser in connection with a unified fee arrangement. Please confirm whether there are any contractual arrangements between the Forward ETF and the service providers with respect to the Adviser’s responsibility for payments to the service providers under the unified fee arrangements.

Response: The Adviser’s obligation to pay the service providers pursuant to the unified fee arrangement are addressed in the Advisory Agreement and disclosed in the Company’s registration statement. There are no separate contractual arrangements between the Forward ETF and the service providers with respect to the Adviser’s obligations under the unified fee arrangement.

Comment 3: It appears that the Board of Directors of the Company (the “Board”) have been involved in discussions with respect to the Adviser Expenses. Please clarify whether the Adviser Expenses have been discussed with the Board.

Response: The Company can confirm that the Board has discussed the Adviser Expenses. In connection with the Board’s review of the matter, the Adviser has reviewed and discussed with the Board the Adviser’s financial statements, the profitability and projected revenue growth of the Adviser, the financial condition of the Adviser, and the cash flow requirements for the Adviser’s past and ongoing operating expenses under the unified fee arrangement, among other information.

At the October 25, 2024, regular quarterly meeting of the Board, the Board and the Adviser further discussed the ongoing viability of the Forward ETF given performance challenges and the Forward ETF’s inability to achieve sufficient scale relative to its operating expenses. The Adviser discussed with the Board various potential actions with respect to the Forward ETF under current circumstances, including an orderly liquidation of the Forward ETF. The Adviser subsequently recommended a plan of liquidation for the Forward ETF, which the Board approved. The Forward ETF was liquidated in accordance with the plan on December 23, 2024 (the “liquidation date”).

Comment 4: Please describe how the Adviser Expenses were evaluated as a potential liability to be included on the books and records of the Forward ETF by the Company’s fund accountant.

Response: The Forward ETF accounting team considered applicable accounting standards and guidance with respect to loss contingencies in determining whether the Adviser Expenses should be recorded as a liability on the books and records of the Forward ETF for the reporting periods ended August 31, 2023, and February 29, 2024. In particular, the accounting team considered FASB Accounting Standards Codification (“ASC”) 450-20-25 (Recognition), which would require that a liability be recognized on the books and records of the Forward ETF if it was “probable” that a liability had been incurred and if the amount of the potential loss could be reasonably estimated. In that regard, the Forward ETF’s accounting team had determined that, while it was possible to reasonably estimate the amount (or range) of potential loss with respect to the Adviser Expenses, it was not probable that such a liability had been incurred based on a review of available information with respect to the outstanding obligations, including the Adviser’s cash flows. The accounting team determined that the likelihood that a future event or events would confirm the loss was only “reasonably possible.”

With respect to disclosure, the accounting team considered FASB ASC 450-20-50 (Disclosure), which states that disclosure of a loss contingency must be made if there is at least a “reasonable possibility” that a loss may have been incurred and an accrual was not made under the FASB ASC 450-20-25. Consequently, the Company believes that the “Advisor Obligations” disclosure with respect to the Adviser Expenses included in the Annual and Semi-Annual Reports is consistent with the accounting guidance provided by FASB ASC 450-20-50 given that the loss contingency was deemed to be “reasonably possible” and an accrual was not made under FASB ASC 450-20-25.

Comment 5: As a follow-up to Comment 1, please confirm as of November 15, 2024, whether there continue to be any amounts outstanding for each service provider to the Forward ETF with respect to the Adviser’s obligations under the unified fee arrangement. In addition, please confirm whether any late penalties or interest were assessed by such service providers in connection with the settlement of the Adviser Expenses; and, if so, please confirm who was responsible for such payments.

Response: As of November 15, 2024, and through the liquidation date, the Adviser had no amounts past due (i.e., more than 30 days outstanding) for any service provider to the Forward ETF under the unified fee arrangement. As of November 15, 2024, the Adviser had one routine invoice outstanding that was paid in the normal course at the beginning of December 2024. The Company can confirm that no late penalties or interest were assessed by any service providers to the Forward ETF in connection with the settlement of the Adviser Expenses.

Comment 6: Please discuss whether the Adviser Expenses adversely impacted the Adviser’s ability to continue as a going concern. If so, also please discuss whether the Board was informed of potential risks with respect to the financial stability of the Adviser.

Response: The Adviser Expenses did not have an adverse impact on the Adviser’s financial stability. In particular, the Adviser considered various aspects of its financial condition, including liquidity sources, funds necessary to maintain operations, and expected cashflows in determining that the Adviser Expenses did not adversely affect the Adviser’s ability to meet its financial obligations. As noted in response to Comment 3, the Adviser has reviewed and discussed with the Board various aspects of the Adviser’s financial condition as it relates to the Forward ETF and the Adviser Expenses. In addition, the financial condition of the Adviser is discussed in connection with regular quarterly Board meetings, which is a longstanding practice of the Board.

Comment 7: Please discuss the controls or review processes that have been, or will be, implemented to ensure that the Forward ETF or other series of the Company (such other series collectively, the “Mutual Funds” and, together with the Forward ETF, the “Funds”) are complying with or otherwise enforcing contractual arrangements or obligations between the Adviser and the Company with respect to payments to third-party service providers of the Funds.

Response:  With respect to the Forward ETF, the Adviser assumes responsibility for all payments to third-party service providers that are subject to the unified fee arrangement. As noted in response to Comment 6, the Board reviews a report on the financial condition of the Adviser on a quarterly basis. Such report addresses the outstanding liabilities of the Adviser, including liabilities associated with the Adviser’s obligations to the Forward ETF under the unified fee arrangement. The Board also receives quarterly reporting on the operating expenses of the Forward ETF.

With respect to the Mutual Funds, the Funds’ administrator (the “Administrator”) conducts a quarterly expense analysis of all fiscal year expenses, ensuring compliance with U.S. GAAP and proper accruals across each expense account. The Board receives quarterly reporting on the operating expenses of the Mutual Funds, as well as information regarding such Funds’ expense waiver/limitation arrangements. Payments to service providers of the Mutual Funds, including the Adviser, are processed directly by the Administrator. Any expenses that are the responsibility of the Adviser due to the expense waiver/limitation arrangements in place for the Mutual Funds are also processed by the Administrator and the investment advisory fee paid by the Mutual Funds to the Adviser is offset by the corresponding amounts.

Comment 8: Please confirm whether there are any other series of the Company with a unified fee arrangement that have outstanding payments due to service providers. In addition, to the extent that another exchange-traded fund (“ETF”) with a unified fee arrangement were to be launched by the Adviser, please confirm whether there would be a process implemented to ensure timely payment of outstanding expenses to third-party service providers that are the responsibility of the Adviser under such unified fee arrangements.
Response: The Company can confirm that there are no other series with a unified fee arrangement. In addition, the Adviser and the Company have no current plans to launch additional ETFs with a unified fee arrangement. If such ETFs were to be launched, the Company anticipates that the controls and review processes discussed above with respect to the Forward ETF would also be followed by other ETFs.
Comment 9: As a follow-up to Comment 3, please discuss the timing of the Adviser’s consideration of the proposed action to liquidate the Forward ETF.

Response: The Adviser has monitored and reviewed the ongoing viability of the Forward ETF on a regular basis since the launch of the Fund in May 2021, with a particular focus on investment performance and the ability of the Fund to obtain sufficient scale relative to its operating expenses. The Adviser also considered the ETF market environment. The Adviser has discussed with the Board various potential actions with respect to the Forward ETF, including a reorganization or liquidation, at various meetings over the last year.

We believe that we have responded fully to each of the Staff comments as set forth above. However, should the Staff have any further questions or require any further information, please do not hesitate to contact David Roeber (droeber@stradley.com) or, in his absence, Wesley Davis (wdavis@stradley.com) at Stradley Ronon Stevens & Young, LLP.

Sincerely,

/s/ David F. Roeber
David F. Roeber, Esq.

cc:	Ryan Jacob
Hayden Cook
Michael O’Hare
Wes Davis